07026084

Ref: AM:PVK:1859:2007

Date:-10th August, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2007 AUG 20 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the First Quarter ended on 30th June, 2007.

Please take the same on your record and acknowledge.

Thanking you,

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

dlw 8/22

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

Singhi & Co.

Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, FAX : +91(0)33-2230-
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th June, 2007. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 31st day of July, 2007.

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2007

(Rupees in Million)

	Particulars	Quarter ended 30/06/2007 (Unaudited)	Quarter ended 30/06/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1	**Net Sales & Operating Revenues**	**46,779**	42,737	**183,130**
2	**Other Income**	**1,246**	776	**3,701**
3	**Total Expenditure**	**37,936**	33,403	**142,980**
	(a). (Increase)/Decrease in Stock in Trade	(2,302)	(9,659)	(4,425)
	(b). Consumption of Raw Materials	31,090	34,310	110,783
	(c). Staff Cost	1,321	1,149	5,196
	(d). Power and Fuel	4,230	4,747	18,486
	(e). Other Expenditure	3,597	2,856	12,940
4	**Interest & Finance Charges**	**562**	634	**2,424**
5	**Gross Profit**	**9,527**	9,476	**41,427**
6	**Depreciation**	**1,428**	1,341	**6,381**
7	**Profit before Tax**	**8,099**	8,135	**35,046**
8	**Provision for Tax**	**2,070**	2,120	**9,403**
	(a). Current Tax	1,644	1,925	9,841
	(b). Deferred Tax	408	175	(551)
	(c). Fringe Benefit Tax	18	20	113
9	**Net Profit**	**6,029**	6,015	**25,643**
10	**Paid-up Equity Share Capital**			
	(Face Value : Re 1/- per Share)	**1,111**	986	**1,043**
11	**Reserves**			**123,137**
12	**Basic & Diluted EPS (Rs.)**	**5**	6	**26**
13	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	841,777,721	848,720,228	845,583,773
	(b). Percentage of shareholding	68.60%	73.21%	72.94%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2007 (Unaudited)	Quarter ended 30/06/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1. Segment Revenue			
(a) Aluminium	17,537	16,542	73,444
(b) Copper	29,262	26,217	109,776
	46,799	42,759	183,220
Less: Inter Segment Revenue	(20)	(22)	(90)
Net Sales & Operating Revenues	**46,779**	**42,737**	**183,130**
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)			
(a) Aluminium	6,423	7,125	29,292
(b) Copper	1,123	978	5,171
	7,546	8,103	34,463
Less: Interest & Finance Charges	(562)	(634)	(2,424)
	6,984	7,469	32,039
Add: Other un-allocable Income net of un-allocable expenses	1,115	666	3,007
Profit before Tax	**8,099**	**8,135**	**35,046**
3. Capital Employed (Segment Assets - Segment Liabilities)			
(a) Aluminium	75,288	66,663	74,511
(b) Copper	57,948	58,243	49,307
	133,236	124,906	123,818
Un-allocable/ Corporate	105,269	37,093	85,275
Total Capital Employed	**238,505**	**161,999**	**209,093**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. A wholly owned subsidiary company namely AV Minerals (Netherlands) B.V. has been incorporated in Netherlands in April 2007. The entire holding in A V Metals Inc., a subsidiary of the Company in Canada has been transferred in May 2007 to A V Minerals (Netherlands) B.V. making the former an indirect subsidiary of the Company.

2. Acquisition of Novelis Inc., the world's leading producer of aluminium rolled products, has been completed on 15th May 2007 by way of acquisition of all outstanding common shares of Novelis Inc through an indirect subsidiary incorporated in Canada.

3. An agreement has since been reached with Alcan Inc. Canada for purchase of Alcan's stake in Utkal Alumina International Limited (Utkal), an existing subsidiary of the Company. On completion of this transaction, Utkal will become a wholly owned subsidiary of the Company.

4. During the quarter, the Company has allotted 67,500,000 equity shares of face value of Re 1/- each on a preferential basis to Promoters / Promoter Group at a price of Rs 173.87 each, fully paid on 11th April, 2007. Further 80,000,000 warrants were also allotted on a preferential basis to the Promoters / Promoter Group entitling them to apply for and obtain allotment of one equity share at a price of Rs 173.87 per share against each such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment in one or more tranches. The Company has received 10% amount against each such warrant.

5. During the quarter, the Company has allotted 361,191 equity shares of Re 0.50 paid up amounting to Rs 17 million (including premium) earlier kept in abeyance at the time of Company's rights issue due to court cases. The Company has received a further amount of Rs 8 million (including premium) towards first call money of rights issue outstanding against calls-in-arrear. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

6. The proceeds of the rights issue aggregating to Rs. 11,111 million have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs. 2,443 million while the balance amount is temporarily invested in short term liquid securities.

7. As a result of introduction of Companies (Accounting Standard) Rules, 2006, exchange loss of Rs 69 million mainly on account of forward contract relating to fixed assets acquired from outside India has been charged to revenue and included in Other Expenditure instead of adjusting the same with cost of related fixed assets. Profit before tax for the quarter ended 30th June, 2007 is lower to this extent.

8. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st April, 2007	Received	Resolved	Pending as on 30th June, 2007
0	10	10	0

9. Figures of previous periods have been regrouped wherever found necessary.

10. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Tuesday, 31st July, 2007. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 31st July, 2007

AM:SJV:STE:2007

ADITYA BIRLA GROUP

August 9, 2007

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI 400 001.
(Stock Code : 500440)
FAX No. 2722037/272 3121/272 2041

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (East)
MUMBAI 400 051
TEL NO. 26598100 / 6598235/36
FAX NO. 26598237/38

SUPPL

RECEIVED
2007 AUG 20 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub : Final Call Notice on Company's Right Issue.

As per the Letter of Offer dated 25th November, 2006, for the Right Offer of the Company, the Board of Directors in their meeting held on 31st July, 2007 has approved to send Final Call Notice for payment of Rs, 48/- per share to the existing shareholders holding Partly-paid up shares.

The Board of Directors have also approved the **Friday, 31ST August, 2007**, as Record Date for the purpose of sending the aforesaid Call Notice. The last date for payment is **5th October, 2007**. A copy of the draft of Call Notice is also attached herewith for your approval and comments if any.

You are therefore requested to take the aforesaid on record and do the needful.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager & Company Secretary

CC TO : JP MORGAN CHASE BANK, N.A.
FOUR NEW YORK PLAZA
13RD FLOOR
NEW YORK, NEW YORK 1004
ATTN : ADR Administration
FAX NO. (212) 623 0079

CC TO : Mr. Bonnie A. Schuman
The Corporation Trust Company
818 West Seventh Street – Team 2
Los Angeles, CA 90017
U. S. A.
Fax No. 001213 614 7903
Tel No. 001 213 243 9265

CC TO : Mr. Daniel Schammo
Banque Internationale A Luxembourt
Societe anynyme
69, Route of Esch
l 2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL No. 00 352 4590 – 1

CC TO : Securities and Exchange Commission
Attn : International Corporate Finance
Division of Corporate Finance
100 P Street, NE
Washington D. C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001202 551-6551

Re : Hindalco Industries Limited
Rule 12(g)3-2(b) Exemption file No. 82-3428

CC TO : The Secretary
National Securities Depository Ltd
Trade World, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
MUMBAI 400 013
Fax No. 4972993

CC TO : The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor
Dalal Street,
MUMBAI 400 001
FAX No. 2723199

CC TO : Ms. Geethika
Citi Bank N.A.
Custody Services
77, Ramnord House
Dr. Annie Besant Road
Worli,
MUMBAI 400 018
Tel No. 91 22 24975301
Fax No. 91 22 24937620

Hindalco Industries Limited
Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030.
Tel.: 91-22-6662 6666 Fax: 91-22-2422 7586, 2436 2516 Website: www.adityabirla.com

FINAL CALL NOTICE TO THE HOLDERS OF PARTLY PAID-UP EQUITY SHARES ISIN No- IN 9038A01028

Date: 31st August 2007 **LAST DATE OF PAYMENT 5th October 2007**

Dear Sir / Madam,

Issue of 231,936,993 equity shares of Re. 1 each at a premium of Rs.95 per equity share for an amount aggregating Rs. 22,226 million to the existing equity shareholders on rights basis in the ratio of one equity share for every four equity shares.

In terms of the Letter of Offer dated November 25, 2005 of the aforesaid issue, the 25% partly paid equity shares were allotted on 15th February 2005. Further as per the terms of the Issue, the Company has sent the first call money notice on 06th November 2006 for payment of first call money @ Rs 24/- per share.

The Board of Directors in the meeting held on 31st July 2007 have decided to make the final call of Rs. 48/- per share (comprising of Re. 0.50 per share towards equity capital and Rs. 47.50 per share as premium) on partly paid-up equity share (including the equity shares on which calls are in arrears).

In terms of the Letter of Offer dated November 25, 2005, the Company had in consultation with the Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE), fixed Friday 31st August, 2007 as the Record Date for the purpose of ascertaining the holders of partly paid-up equity shares to whom the Call Notice would be sent. As such, Call Notice is hereby given to you to pay the call money as per details given herein below

The Call money is required to be paid on any working day, at HDFC Bank branches at the locations mentioned overleaf on or before 05th October 2007 as per the details mentioned below. **Further please note that the Board of Directors has also approved to charge interest at the rate of 12 percent per annum if you fail to pay the call money by the last date.** The interest payable for delayed payment is around Re. 0.16 per 10 equity shares per day of delay.

In the event of non payment of the Call money, your partly paid shares may be liable for forfeiture. You may also not be able to exercise voting rights in respect of your partly paid shares.

Please read carefully the instructions printed overleaf.

Yours Faithfully,

By Order of the Board,
For Hindalco Industries Limited

Anil Malik
General Manager & Company Secretary

To be attached by the Collecting Branch and sent along with the statement to the Controlling Branch)

CALL NOTICE NUMBER	FOLIO NUMBER/DP & CLIENT ID	NO. OF EQUITY SHARES HELD	AMOUNT DUE	AMOUNT PAID (Rs.)

Payment details (to be filled by the shareholder)

CALL MONEY DUE (RS)	INTEREST FOR THE DELAYED PERIOD (Rs.) (Applicable for payment made after ________	TOTAL AMOUNT PAID (Rs.)

CHEQUE / DD NO.	DRAWN ON (Bank & Branch)	DATE OF PAYMENT	BANK SERIAL NO. (TO BE FILLED IN BY THE BANK)

ACKNOWLEDGEMENT SLIP

Received by Cash/Cheque/DD No. ____________ dated ______ for Rs. ____________ drawn on ______________________________ (name of the bank & branch) the amount aforesaid being the Call money payable for the above equity shares.

Folio No./ DP ID/Client ID: _________

Call Notice No : _________

Collecting Bank's Signature & Stamp
Date : ________ 2007.

PAYMENT INSTRUCTIONS

1. A separate Cheque / Demand Draft must accompany with each Call Notice and Cheque/Demand Draft should be made payable to **"Hindalco Industries Ltd- Final call"** and crossed **"ACCOUNT PAYEE ONLY"**. Further, please mention Folio No./ DP ID & Client ID or Call Notice Number on reverse of the cheque.

2. Shareholders residing at a place other than the Cities where the Bank collection centres are opened should send their money along with the complete information on the call money notice mentioning clearly Folio No./ DP ID & Client ID or Call Notice Number by registered post/ speed post at the registered office of the Company along with demand draft payable at Mumbai, net of Bank and postal charges payable in favor of **"Hindalco Industries Ltd- Final Call-** in case of resident shareholder and Non resident shareholders holding shares on non repatriation basis. The non resident shareholders holding shares on repatriation basis should send Demand Draft favouring **"Hindalco Industries Ltd- Final Call - NR"** and crossed **" A/c Payee only"** so that the same are received on or before last date of payment of call money i.e.05th October 2007. The Company will not be liable for any delayed receipt and reserves the right to reject such delayed receipts. Non-resident shareholders holding shares on repatriation basis should enclose Cheque / Demand Drafts payable at Mumbai only.

3. Shareholders holding shares on repatriation basis and making the payment by Demand Drafts purchased from NRE/FCNR accounts as the case may be, an Account debit Certificate from the Bank issuing the draft confirming that the draft has been issued by debiting the NRE/FCNR account should be enclose with the Call Notice.

4. Non-payment of the Call will also make the partly paid-up equity shares liable to forfeiture, including the amount paid thereon, in terms of the Articles of Association of the Company.

5. Cheque / Demand Draft should be drawn on any bank (including Co-operative Bank) which is situated at and is a member or sub-member of the Bankers' Clearing House located at the Centre where this Notice is presented. Outstation Cheques / Bank Drafts, Money Orders, Stockinvests and Postal Orders will not be accepted. No post dated cheque will be accepted and is liable to be rejected.

6. The Call money due on the number of equity shares held by the investors needs to be paid in full. Investors may please note that no part payment would be accepted.

7. The Call Notice along with the amount payable by cheque or bank draft must be presented at HDFC **Bank** branches at the following locations on or before 05th October 2007.

AGRA : No. 6,8-13, Ground Floor, Shanta Tower, Sanjay Place, Agra -282002; **AHMEDABAD**: JMC House, Opp. Parimal Gardens, Ambawadi, Ahmedabad-380006; **ALLAHABAD** : 13, Sardar Patel Marg, Civil Lines, Allahabad-211001; **AMRITSAR** : Nidhi 2, Lawrence Road, Amritsar, Punjab-143001; **BANGALORE** : ICICI Bank Towers, 1, Commissariat Road, Ground Floor, Bangalore -560025, **BELGAUM** : Shree Krishna Towers, 14 Khanapur Road, RPD Cross, Tilakwadi, Belgaum 590006: **BHARUCH** : Blue Chip Complex, Sevashram Road, Panchbati, Bharuch-392001 : **BHAVNAGAR** : Ground Floor, Plot No. 2569, Ratnadeep, Opp. Central Salt Research Institute, Waghawadi Road, Bhavnagar-364002; **BHOPAL:** Alankar Palace, Near Pragati Petrol Pump, M.P. Nagar, Bhopal -Plot No. 11, Zone II, Alankar Palace Near Pragati Petrol Pump, M.P. Nagar, Bhopal-462011; **BHUBANESHWAR** : OCCF Building, Opp Sriya Talkies Unit – III, Bhubaneshwar - 751001; **CHENNAI** : 110, Prakash Presidium, Nungambakkam High Road Chennai 600034; **COIMBATORE** : Cheran Plaza, 1090. Trichy Road, Coimbatore 641018; **DEHRADUN** - 52/15, Rajpur Road, Dilaram Bazar, Dehradun-248001, **DURGAPUR:** Ground Floor, Opp. Central Library, City Centre, Durgapur, West Bengal – 712316; **GUWAHATI** : Ground Floor, Shanti Complex, G S Road, Bhangagarth, Guwahati 781 005; **HYDERABAD** 6-2-1012, TGV Mansion, Opp. Institution of Engineers, Khairatabad, Hyderabad-50004; **INDORE** : Laxmi Towers, 576, M G Road, Indore – 452001; **JAIPUR** : C-99, Shreeji Towers, Subhash Marg, Near Ahimsa Circle, C Scheme, Jaipur 302001; **JAMNAGAR** : Near M P Shah Medical College, Solarium Road, P N Marg, Jamnagar 361 008; **JAMSHEDPUR** : Natraj Mansion, Main Road, Bilaspur, Jamshedpur-831001; **JODHPUR** 637-B, Gr Floor, Bhansali Complex Residency Road, Jodhpur -342003, **KANPUR:** J.S. Towers, 16/106-The Mall- 208001; KOCHI : Emgee Sqare, M G. Road, Ernakulam, Kochi 682035, **KOLKATA** : 22, R N Mukherjee Road, Kolkata 700 001; **LUCKNOW** 11, M G Road, Hazarat Gunj, Lucknow-226001, **LUDHIANA:** S.C.O. 146/147, Feroze Gandhi Market, Ludhiana – 141001: **MANGALORE**-Ground Floor, Bharath Building, Post Box NO. 44, Panje Mangesh Rao Road, Mangalore – 575001; **MANIPAL**-Kasturba Hospital Complex, Main Road, Manipal, Udupi District, Kamataka -576104, 2575052-54, **MEHSANA**-Gr. Floor, Jayshree Building, MEHSANA: Gr. Floor, Jayshree Building, Nr. Kokila Trading Co, Mehsana Highway, Mehsana -384002; **MOHALI** : SCF 21-22, Phase VII, SAS Nagar, Mohali-160059, **MUMBAI** (Controlling Branch): Capital Market Division, 30, Mumbai Samachar Marg, Fort, Mumbai-400001; **MYSORE** : 2950, Aishwarya Arcade, 9th Cross, Kalidasa Road,V.V. Mohalla, Mysore 570002; **NADIAD** : Ground Floor, Prime Location, Petlad Road 387001; **NAGPUR:** Vishnu Vaibhav, 222, Palm Road, Civil Lines, Nagpur – 44001; **NASHIK** : U-1, Crown Commercial Complex, Opp. Rajiv Gandhi Bhavan (NMC), Utility Centre, Sharanpur Road, Nashik-422002, **NEW DELHI**:9A, Phelps Building, Inner Circle, Connaught Place, New Delhi-110001, **PANAJI**-65, Sindur Business Centre, Swami Vivekanand Road-403001; **PANCHKULA:** Show Room NO.6, Sector 11, Panchkula, Haryana-134109; **PATNA** : Shahi Bhavan, Ground Floor, Exhibition Road, Patna – 800 001: **PAGHWARA:** G.T. Road, (Opp. Bus Stand), Paghwara, Punjab -144401; **PUNE** A-wing, Shangrilla Gardens, Bund Garden Road, Pune-411001; **RAJKOT**:Jai Hind Press annexe, Opp. Shardabaug, Babubhai Shah Marg, Rajkot, 360001; **RANCHI**:Main Road (near Ratanlal Petrol Pump), Ranchi, Jharkhand-834001; **SANGLI**-RAJARSHI SHAHU ARCADE, C S NO, 13501, SANGLI MIRAJ ROAD-416416, **SHOLAPUR**: Ground Floor, Beskar Tower, Mahaveer Chowk, Solapur, Maharashtra-413001; **SURAT**: Anjan Shalaka, Lal

Bungalow, Athwa Lines, Surat-395007; **THRISSUR (TRICHUR)** : Delma Complex, Opp. Co-operative Hospital, Shomur Road, Trissur-680001; **TIRUPPUR** : 56/1, The Cacoon, Sabari Salai, Kumaran Road, Tiripur, Coimbatore, District-641601; **TRIVANDRUM** : TC No 2491, No 1, M G Road, Thiruvananthapuram -695001; **UDAIPUR** : Madhubani, 2C Madhuban, Udaipur, Rajasthan -313001; **VADODARA** : Landmark Building, Race Course Circle, Alkapuri, Vadodara-390007; **VALLABHVIDYANAGAR** : Flavours, Near Bhaikaka Statue, Mota Bazar, Vallabh Vidyanagar, Gujarat-388120, **VAPI** : Plot No. 135, VIA House, GIDC cross Road, Vapi Gujarat-396195; **VARANASI**:CK-28/13,Gyanvapi Chowk, Varanasi-221001; **VISHAKAPATNAM**:47-14-18, Isnar Satyasri Complex, Main Road, Dwarkanagar, Vishakapatnam-530016.

8. After the last date of payment, i.e. 05th October 2007, HDFC Bank branches at the aforesaid locations will not accept any Call money payment. Such Call money payment along with interest at the rate of 12 percent per annum for the delayed period should be sent by Registered Post/ Speed post, unless presented personally, to the registered office of the Company or the address given in instruction 13 below.

9. The shareholders to note that the partly paid equity shares which are listed on the BSE and NSE is suspended from trading with effect from ___________. Further the ISIN No **IN 9038A01028** representing partly paid up shares of Re.0.50 paid-up will also be suspended by the Depository Company with effect from beginning of business hours on ______________.

10. As per the terms of the offer, the Company will take necessary steps to transfer the equity shares from the present Re 0.50 partly paid ISIN No. IN 9038A01028 to Re. 1/- Fully paid-up equity share : ISIN No. INE038A01020 with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Further the Company will approach the Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) to list the Re. 1/- Fully paid up equity shares. We expect that procedure of crediting the Fully paid-up shares and listing will be completed by the end of October ,2007. The new fully paid-up equity shares issued will be pari passu in all respects with existing fully paid up shares. **Further please note that fully paid shares will be credited to your demat account as mentioned in this call notice, hence you are requested to keep the said demat account operative.**

11. The shareholders holding the shares in physical form please note that the Company will forward the sticker to those shareholders who pay the call amount and the said sticker should be affixed on the existing share certificate where provisions are given for payment of Final Call Money. Please note that existing share certificate with sticker affixed evidencing payment of Call Money will be available for trading after Re. 1/- Fully Paid up Equity shares are listed on the Stock Exchanges. These physical share certificates can also be dematerialised under ISIN No. INE038A01020 representing Re. 1/- Fully paid-up Equity shares.

12. In case of non receipt of the Call money notice, shareholders can request for the duplicate Call money notice at the registered office / investors service department of the Company or may also be downloaded from the company's website www.adityabirla.com. However, the shareholder has to mention the Folio No /DP & Client ID , No of shares held and amount payable towards Call money.

13. Where the payment to be made is Rs. 50,000 or more, the shareholder should mention his / her PAN number allotted under the Income Tax Act, 1961 and also submit a photocopy of the PAN card(s) (in case of joint holders all the joint holders' PAN copies has to be submitted) or a communication from the Income Tax authority indicating allotment of PAN ("PAN Communication") along with payment for the purpose of verification of the number. Shareholders who do not have PAN are required to provide a declaration in Form 60 / Form 61 prescribed under the Income Tax Act along with the payment. Application Forms without this Photocopy/ PAN Communication / declaration will be considered incomplete and are liable to be rejected.

14. All correspondence in this regard may be addressed to :

Investors Service Department
Ahura Center, First Floor, "B" Wing
Mahakali Caves Road
Andheri (East)
Mumbai- 400093
Phone -022-66917011/15/18
Email-hilinvestors@adityabirla.com, amalik@adityabirla.com.

END